UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended January 31, 2011.

or

☐	Transaction Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to             .

Commission file number 1-6991

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

WAL-MART PUERTO RICO PROFIT SHARING AND 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WAL-MART STORES, INC.

702 Southwest Eighth Street

Bentonville, Arkansas 72716

Financial Statements

AND SUPPLEMENTAL SCHEDULE

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

As of January 31, 2011 and 2010, and for the year ended January 31, 2011

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Financial Statements and

Supplemental Schedule

As of January 31, 2011 and 2010, and for the year ended January 31, 2011

Report of Independent Registered Public Accounting Firm

The Retirement Plans Committee

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan as of January 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended January 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at January 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended January 31, 2011, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of January 31, 2011, is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

July 29, 2011 Rogers, Arkansas	/s/ Ernst & Young LLP

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Statements of Net Assets Available for Benefits

	January 31,
	2011	2010
Assets
Investments (at fair value)	$66,350,593	$51,141,443
Receivables:
Company contributions	9,234,643	9,196,581
Due from broker	1,098	640

Total receivables	9,235,741	9,197,221
Cash	83,590	50,625

Net assets reflecting all investments at fair value	75,669,924	60,389,289

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	—	243,373

Net assets available for benefits	$75,669,924	$60,632,662

See accompanying notes.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended January 31, 2011
Additions
Company contributions	$9,294,805
Associate contributions	1,078,560
Interest and dividend income	327,587
Net appreciation in fair value of investments	8,396,180

Total additions	19,097,132

Deductions
Benefit payments	(3,903,372)
Administrative expenses	(116,228)
Other, net	(40,270)

Total deductions	(4,059,870)

Net increase	15,037,262
Net assets available for benefits at beginning of year	60,632,662

Net assets available for benefits at end of year	$75,669,924

See accompanying notes.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements

January 31, 2011

1. Description of the Plan

The following description of the Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan (the “Plan”) provides general information regarding the Plan as in effect on January 31, 2011. This document is not part of the Summary Plan Description and is not a document pursuant to which the Plan is maintained within the meaning of the Puerto Rico Internal Revenue Code of 1994 (the “Code”), as amended, or Section 402(a)(1) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants should refer to the Plan document for a complete description of the Plan’s provisions. To the extent not specifically prohibited by statute or regulation, Wal-Mart Stores, Inc. (“Wal-Mart” or “the Company”) reserves the right to unilaterally amend, modify or terminate the Plan at any time; such changes may be applied to all Plan participants and their beneficiaries regardless of whether the participant is actively working or retired at the time of the change. The Plan may not be amended, however, to permit any part of the Plan’s assets to be used for any purpose other than for the purpose of paying benefits to participants and their beneficiaries and paying Plan expenses.

General

The Plan is a defined-contribution plan established by the Company on February 1, 1997, as the Wal-Mart Puerto Rico 401(k) Retirement Savings Plan. The Plan was amended, effective October 31, 2003, to merge the assets of the Wal-Mart Stores, Inc. Profit Sharing Plan applicable to Puerto Rico participants into the Plan. In connection with the merger, the Plan was renamed the Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan.

Each eligible employee who has completed at least 1,000 hours of service in a consecutive 12-month period commencing on date of hire (or during any plan year) is eligible to participate in the Plan. Participation may begin on the first day of the month following eligibility. The Plan is subject to the provisions of the Code and ERISA.

The responsibility for operation, investment policy and administration of the Plan (except for day-to-day investment management and control of assets) is vested in the Retirement Plans Committee of the Company. Retirement Plans Committee members are appointed by the Company’s Vice-President, Benefits Planning and Design, with ratification of a majority of sitting committee members.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2011

The trustee function of the Plan is performed by Banco Popular de Puerto Rico (“BPPR”) (the “Trustee”), while Merrill Lynch Investment Managers, LLC (“Merrill Lynch”) is the custodian of the Plan’s assets. BPPR remits all contributions received from the Company to Merrill Lynch who invests those contributions as directed by participants and according to the policies established by the Retirement Plans Committee. The Trustee makes payouts from the Plan in accordance with the Plan document. Merrill Lynch, Pierce, Fenner & Smith, Inc., which is the record-keeper for the Plan, is a subsidiary of Merrill Lynch & Company and ultimately a subsidiary of Bank of America Corporation. The Trustee is also affiliated with BlackRock Investment Management, LLC, manager of various other common/collective trusts (CCT), which are investment options offered under the Plan to participants.

Contributions

All eligible associates participate in the Plan and may elect to contribute from 1% to 50% of their eligible wages. Certain highly compensated associate contributions may be further limited under the terms of the Plan. Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified retirement plans (rollover contributions). Whether or not a participant contributes to the Plan, he or she will receive a portion of the Qualified Non-Elective contribution and Profit Sharing contribution made by Wal-Mart Puerto Rico, Inc. (“Wal-Mart Puerto Rico”) if the participant meets certain eligibility requirements. To be eligible to receive Wal-Mart Puerto Rico’s contributions, the participant must complete at least 1,000 hours of service during the Plan year for which the contributions are made and be employed on the last day of that Plan year.

Wal-Mart Puerto Rico’s contributions are discretionary and can vary from year to year. At the end of each Plan year, the Board of Directors of the Company, or its authorized committee or delegate, at their discretion, determines Wal-Mart Puerto Rico’s contributions, if any. Wal-Mart Puerto Rico’s contributions for each participant will be based on a percentage of the participant’s eligible wages for the Plan year. For the Plan year ended January 31, 2011, the discretionary contribution percentage was two percent of eligible participants’ compensation for each of Wal-Mart Puerto Rico’s Qualified Non-Elective contribution and Wal-Mart Puerto Rico’s Profit Sharing contribution. Such contributions are subject to certain limitations in accordance with provisions of the Code.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2011

Participant Accounts

Each participant’s account is adjusted for earnings (losses) net of administrative expenses which are determined by the investments held in each participant’s account; the participant’s contribution; and an allocation of (a) Wal-Mart Puerto Rico’s contributions to the Plan made on the participant’s behalf and (b) forfeited balances of terminated participants’ nonvested Profit Sharing contributions and forfeited unclaimed checks to the extent not set aside for payment of Plan expenses. Allocations of forfeitures to participants are based on eligible wages. As of January 31, 2011 and 2010, forfeited nonvested Profit Sharing contributions and unclaimed check forfeitures totaled approximately $185,000 and $150,000, respectively. As noted, forfeitures are used to pay Plan expenses. Forfeitures in excess of Plan expenses are reallocated to participants. Forfeitures of $60,000 were reallocated to participant accounts as of January 31, 2010. No such reallocation occurred for the 2011 plan year as the 2011 forfeitures will have been set aside for payment of plan expenses as allowed by the Plan document during the subsequent plan year.

Vesting

Participants are immediately vested in all elective contributions, Qualified Non-Elective contributions and rollover contributions. A participant’s Profit Sharing contribution account shall vest based on years of service at a rate of 20% per year from years two through six. Profit Sharing contributions become fully vested upon Participant retirement at age 65 or above, or total and permanent disability, or death.

Payment of Benefits and Withdrawals

Generally, payment upon a participant’s separation from the Company (and its controlled group members) is a lump-sum payment in cash for the balance of the participant’s vested account. However, participants may elect to receive a single lump-sum payment of their Profit Sharing contributions in whole shares of Company common stock, with partial or fractional shares paid in cash even if such contributions are not invested in Company common stock. Participants may also elect to receive a single lump-sum payment of their Qualified Non-Elective contribution in whole shares of Company common stock, with partial or fractional shares paid in cash, but only to the extent such contributions are invested in Company common stock as of the date distributions are processed. To the extent the participant’s Profit Sharing and Qualified Non-Elective contributions are not invested in Company common stock, the contributions will automatically be distributed in cash, unless directed otherwise by the participant.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2011

Participants may also elect to rollover their account balance into a different tax-qualified retirement plan or individual retirement account upon separation from the Company (and its controlled group members).

The Plan permits withdrawals of active participants’ salary reduction contributions and rollover contributions only in amounts necessary to satisfy financial hardship as defined by the Plan document. In-service withdrawal of vested balances may be elected by participants who have reached 59 1/2 years of age.

Plan Termination

While there is no intention to do so, the Company may discontinue the Plan subject to the provisions of the Code and ERISA. In the event of complete or partial Plan termination, or discontinuance of contributions to the Plan, participants’ accounts shall become fully vested. The Plan shall remain in effect (unless it is specifically terminated) and the assets shall be administered in the manner provided by the terms of the trust agreement and distributed as soon as administratively feasible.

Investment Options

A participant may direct the Trustee to invest any portion of his/her elective contributions, catch-up contributions, qualified non-elective contributions and rollover contributions in available investment options. Participant investment options include a variety of common/collective trusts; myRetirement funds, which consist of mutual funds, common/collective trusts; an International Equity Fund, which consists of mutual funds and common/collective trusts; and a Bond Fund, which consists of mutual funds and common/collective trusts. Participants may change their selections at any time.

A participant may direct the Trustee to invest any portion of his/her Profit Sharing contributions and Profit Sharing Plan rollover contributions in available investment options including Wal-Mart common stock or any of the investment options for elective contributions described previously.

Participant investments not directed by the associate are invested by the Trustee as directed by the Retirement Plans Committee.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2011

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan are prepared utilizing the accrual method of accounting.

Shares of mutual funds are valued at published prices which represent the net asset values of shares held by the Plan at year-end. Shares of money market funds are stated at cost which approximates fair value. Wal-Mart common stock is stated at fair value, which equals the exchange quoted market price on the last business day of the year. Investments in common/collective trust funds are stated at net asset value based on the fair value of the underlying assets as determined by Merrill Lynch. Fully benefit-responsive investment contracts held in the common/collective trust are adjusted to contract value. Contract value represents contributions made under the contract, plus interest at the contract rates, less withdrawals. Purchases and sales are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Benefit payments are recorded when paid. Wal-Mart Puerto Rico contributions are recorded by the Plan in the period in which they were accrued by Wal-Mart Puerto Rico. Wal-Mart Puerto Rico contributions to the Plan related to the year ended January 31, 2011, were paid in March 2011.

Use of Estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles requires Plan management to use estimates and assumptions that affect the amounts reported in the accompanying financial statements, notes and supplemental schedule. Actual results could differ from these estimates.

Recent Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued new accounting guidance, Accounting Standards Update 2010-06, Improving Disclosure about Fair Value Measurements, (ASU 2010-06), which requires additional disclosures regarding fair value measurements, amends disclosures about post-retirement benefit plan assets and provides clarification regarding the level of disaggregation of fair value disclosures by investment class. This guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for certain Level 3 activity disclosure requirements that will be effective for reporting periods beginning after December 15, 2010. Since the additional disclosure requirements only affects fair value measurement disclosures, adoption of ASU 2010-06 did not affect the Plan’s net assets available for benefits or its changes in net assets available for benefits.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2011

In May 2011, the FASB issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards, (ASU 2011-04). ASU 2011-04 was issued to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements, particularly for Level 3 fair value measurements. This pronouncement is effective for reporting periods beginning on or after December 15, 2011, with early adoption prohibited. The new guidance will require prospective application. The Plan is currently evaluating the effect the provisions of this pronouncement will have on its financial statements.

3. Investments

The Trustee holds the Plan’s investments and executes all investment transactions. The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, credit and market risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

During the 2011 Plan year, the Plan’s investments (including investments purchased, sold, and held during the year) appreciated in value as follows:

Net Appreciation in Fair Value of Investments
Wal-Mart Stores, Inc. Common Stock	$592,197
Mutual Funds	1,604,155
Common/Collective Trusts	6,199,828

Total	$8,396,180

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2011

The fair value of individual investments that represent five percent or more of the Plan’s net assets are as follows:

	January 31,
	2011	2010
BGI Russell 1000 Index Trust	$16,623,341	$11,868,405
Wal-Mart Stores, Inc. Common Stock	12,727,652	12,699,473
BGI Russell 2000 Index Trust	5,563,539	3,899,278
Barclays MSCI ACWI Ex- US Index Trust	4,063,558	2,822,257	**
American Europacific Growth Fund R6	4,055,178	2,849,923	**
Mondrian International Value Equity Trust	4,049,395	2,855,865	**
* Merrill Lynch Retirement Preservation Trust	—	4,624,088

*	The contract value for the Merrill Lynch Retirement Preservation Trust was $4,867,461 at January 31, 2010.
**	These investments did not meet scope as of January 31, 2010.

4. Fair Value Measurements

The FASB’s guidance on fair value measurements establishes a three-level valuation hierarchy for disclosure based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). An asset’s fair value measurement level within the hierarchy is based on the lowest level of input that is significant to the valuation.

The three levels are defined as follows:

•	Level 1 - inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

•

Level 2 - inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2011

•	Level 3 - inputs to the valuation methodology are unobservable and significant to the fair value measurement. There were no Level 3 investments in the Plan as of January 31, 2011 or 2010.

The valuation of financial instruments carried at fair value on a recurring basis is as follows:

	Fair Value Measurements as of January 31, 2011
	Level 1	Level 2	Total
Assets:
Equity Securities
Wal-Mart Stores, Inc. Common Stock (a)	$12,727,652	$—	$12,727,652

Mutual Funds
myRetirement Funds (a)(c)	10,319,292	—	10,319,292
International Equity Fund (a)	140,203	—	140,203
Bond Fund (a)	199,219	—	199,219

Total Mutual Funds	10,658,714	—	10,658,714

Common/Collective Trusts
myRetirement Funds (b)(c)	—	38,433,589	38,433,589
US Equity - Large Cap Funds (b)	—	788,304	788,304
US Equity - Small Cap Funds (b)	—	38,262	38,262
US Equity - SMID Cap Funds (b)	—	385,285	385,285
International Equity Fund (b)	—	327,517	327,517
Bond Fund (b)	—	199,134	199,134
Retirement Preservation Trust (b)	—	2,792,136	2,792,136

Total Common/Collective Trusts	—	42,964,227	42,964,227

Total Investments at Fair Value	$23,386,366	$42,964,227	$66,350,593

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2011

	Fair Value Measurements as of January 31, 2010
	Level 1	Level 2	Total
Assets:
Equity Securities
Wal-Mart Stores, Inc. Common Stock (a)	$12,669,473	$—	$12,669,473

Mutual Funds
myRetirement Funds (a)(c)	6,378,327	—	6,378,327
International Equity Fund (a)	99,332	—	99,332
Bond Fund (a)	152,288	—	152,288

Total Mutual Funds	6,629,947	—	6,629,947

Common/Collective Trusts
myRetirement Funds (b)(c)	—	28,414,031	28,414,031
US Equity - Large Cap Funds (b)	—	532,320	532,320
US Equity - Small Cap Funds (b)	—	18,896	18,896
US Equity - SMID Cap Funds (b)	—	239,024	239,024
International Equity Fund (b)	—	230,598	230,598
Bond Fund (b)	—	151,684	151,684
Retirement Preservation Trust (b)	—	2,255,470	2,255,470

Total Common/Collective Trusts	—	31,842,023	31,842,023

Total Investments at Fair Value	$19,299,420	$31,842,023	$51,141,443

(a)	Based on quoted price in active market.
(b)	Based on the Net Asset Value provided by the issuer, calculated as the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of shares outstanding.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2011

(c)	The myRetirement Funds are diversified investment options that automatically change their asset allocation over time, shifting the amount of money that is invested in more aggressive investments, such as stocks, to more conservative investments, such as bonds and stable value instruments, as the particular fund nears its stated target date.

5. Differences between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	January 31,
	2011	2010
Net assets available for benefits per the financial statements	$75,669,924	$60,632,662
Less: Amounts allocated to withdrawn participants	(28,223)	(48,705)
Less: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	—	(243,373)

Net assets available for benefits per the Form 5500	$75,641,702	$60,340,584

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to the Form 5500 for the year ended January 31, 2011:

Net increase per the financial statements	15,037,262
Amounts allocated to withdrawn participants at January 31, 2011	(28,223)
Amounts allocated to withdrawn participants at January 31, 2010	48,705
Add: Adjustment from fair value to contract value for certain fully benefit-responsive investment contracts at January 31, 2010	243,373
Less: Adjustment from fair value to contract value for certain fully benefit-responsive investment contracts at January 31, 2011	—

Net increase per the Form 5500	$15,301,117

Amounts allocated to withdrawn participants are recorded in the Form 5500 for benefit payments that have been processed and approved for payment prior to January 31, but not paid as of that date. Amounts related to fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value and in the financial statements at contract value.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2011

6. Tax Status

The Plan has received a determination letter from the Commonwealth of Puerto Rico’s Department of Treasury dated February 10, 1999, and subsequently received a letter dated May 12, 2005, stating that the Plan is qualified under Section 1165(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Commonwealth, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS and Puerto Rico Treasury Department (PRTD). The Company has analyzed the tax positions taken by the Plan and has concluded that as of January 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Company believes the Plan is no longer subject to income tax examinations for years prior to 2007.

7. Related-Party Transactions

Certain Plan investments are shares of common stock of Wal-Mart Stores, Inc., and shares of a common/collective trust managed by BlackRock Investment Management, LLC. Wal-Mart Stores, Inc. is the Plan sponsor, Merrill Lynch is the record-keeper as defined by the Plan, and BlackRock Investment Management, LLC is an affiliate of Merrill Lynch; therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for the record-keeping services amounted to $116,228 for the year ended January 31, 2011.

8. Subsequent Events

Effective February 1, 2011, the Company discontinued Profit Sharing and Qualified Non-Elective contributions to the Plan and presently does not intend to fund future contributions to these components of the Plan. The Company will make matching contributions each payroll period related to the 401(k) Plan. The matching contribution will be a dollar-for-dollar match on each participant dollar contributed to the Plan up to 6 percent of eligible annual wages for the Plan year.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Notes to Financial Statements (continued)

January 31, 2011

The matching contribution is intended to be the sole source of the Company contributions for subsequent plan years.

Bank of America, N.A., recently elected to terminate the Retirement Preservation Trust (RPT). As part of the termination, all RPT investors, including the Plan, were required to transfer their funds out of the RPT. On February 11, 2011, all assets that were invested in the RPT were liquidated and the proceeds were reinvested in the FFI Premier Institutional Fund.

Supplemental Schedule

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

January 31, 2011

EIN #66-0475164

Plan #004

Identity of Issue and Description of Investment	Cost	Investments at Fair Value
EMPLOYER COMMON STOCK
* Wal-Mart Stores, Inc. Common Stock	$12,127,662	$12,727,652

TOTAL EMPLOYER COMMON STOCK	12,127,662	12,727,652

MUTUAL FUNDS
American Europacific Growth Fund R6	3,441,710	4,055,178
PIMCO All Asset Institutional	2,792,385	3,282,445
PIMCO Total Return Institutional Class	2,858,985	3,321,091

TOTAL MUTUAL FUNDS	9,093,080	10,658,714

COMMON/COLLECTIVE TRUSTS
BGI Russell 1000 Index Trust	14,102,029	16,623,341
BGI Russell 2000 Index Trust	4,715,436	5,563,539
Davis NY Venture Trust	2,035,817	2,392,188
Westwood SMID Cap Value Equity Trust	535,085	639,524
Mondrian International Value Equity Trust	3,436,802	4,049,395
Barclays MSCI ACWI Ex- US Index Trust	3,448,822	4,063,558
Victory International Small Cap Equity Trust	1,154,292	1,360,039
Wellington Diversified Inflation Hedges Trust	954,200	1,121,661
Prudential Core Plus Bond	2,858,070	3,320,031
Barclays Treasury Inflation protected Securities Index Trust	494,924	570,090
The Boston Company (TBC) SMID Cap Growth Trust	205,610	261,574
Rainer Large Cap Growth Trust	82,168	101,170
* ML Retirement Preservation Trust	2,884,817	2,898,117

TOTAL COMMON/COLLECTIVE TRUSTS	36,908,072	42,964,227

TOTAL INVESTMENTS	$58,128,814	$66,350,593

*	Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Wal-Mart Puerto Rico Profit Sharing and 401(k) Plan

Date: July 29, 2011	By:	/s/ Charles McSwain
Charles McSwain
Vice-President, U.S. Benefits
Wal-Mart Stores, Inc.